LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

03 JUN -9 AM 7:21

Please reply to Fax No: 020 7880 5111


03022773

06 June 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)



5 June 2003

LAURA ASHLEY HOLDINGS plc
("the Company")

NOTIFICATION OF INTERESTS OF DIRECTORS

The Company has received notifications that pursuant to the Rights Issue and in accordance with the undertakings referred to in the prospectus dated 16 April 2003, the following directors' shareholdings are now as follows:

Ms Sally Siew Mooi Cheong acquired 50,000 ordinary shares at 0.06p per share on 7 May 2003 and now has an interest in 250,000 shares of 5p each representing 0.034% of the issued share capital of the Company.

Mr David Walton Masters acquired 343,750 ordinary shares at 0.06p per share on 7 May 2003 and now has an interest in 1,718,750 ordinary shares of 5p each representing 0.23% of the issued share capital of the Company.